Exhibit 1


                         XOMA CONTACTS: Ellen M. Martin
                         510-644-1170 or 800-BIO XOMA
                         Thomson IR: Juliane Snowden
                         212-510-9286 or Tariq Jawad
                         212-510-9346 for a copy of
                         recent releases call: Fax
                         News on Demand 1-800-901-7788
                         or visit XOMA @ www.xoma.com


XOMA ANNOUNCES $17.4 MILLION COMMON SHARE FINANCING

Berkeley, CA - July 22, 1999 - XOMA Ltd. (Nasdaq: XOMA) today announced it has sold 3.0 million common shares in a private financing for gross proceeds of $17.4 million. Sutro & Company and Arnhold & S. Bleichroeder served as placement agents for this transaction.

"Our policy has been to maintain a cash level that will fund our operations for roughly one year," said Peter B. Davis, XOMA's Chief Financial Officer. "Our June 30 cash balance was approximately $20 million. This financing brings us to a more appropriate level in advance of unblinding the data from our recently completed Phase III trial testing NEUPREX(R) in meningococcemia patients. We are very pleased to complete a straight common share transaction, with no future price adjustments or additional warrants issued to the investors."

Financing proceeds will be used primarily to fund continued development of products from XOMA's BPI (bactericidal/permeability-increasing protein) drug development platform. Besides the recently completed Phase III trial in meningococcemia patients, the Company's lead BPI-derived product, NEUPREX(R), is also being tested in a Phase III trial in patients suffering from hemorrhage due to trauma. XOMA is currently reviewing additional potential indications for NEUPREX(R). Other BPI-derived compounds are in earlier stages of development.

In addition to its BPI platform, XOMA is collaborating with Genentech on the hu1124 (anti-CD11a) humanized monoclonal antibody product. The two companies anticipate starting Phase III trials in patients with moderate to severe psoriasis later this year.

     XOMA Ltd. develops and manufactures biopharmaceuticals at facilities located in Berkeley and Santa Monica, California. The Company's medical targets include bacterial and fungal infections, infectious complications (such as those that may follow trauma or surgery), immunologic and inflammatory disorders. XOMA's primary drug development plat-


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form is the BPI molecule, a human protein with multiple anti-infective properties that is part of the body's defense system against microbial infection.


Statements made in this press release related to the timing of clinical trials, release of data and other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions which may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the timing or results of pending or future clinical trials, changes in the status of the Company's collaborative relationships, uncertainties regarding the legal standards applicable to biotechnology patents, and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.

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